

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2020

Oddone Incisa
Chief Financial Officer
CNH Industrial N.V.
25 St. James's Street
London, SW1A 1HA
United Kingdom

   Re: Form 20-F for the Fiscal Year Ended December 31, 2019
     Filed March 3, 2020
     File No. 001-36085

Dear Mr. Incisa:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
Note 11. Income Taxes, page F-34

1. Please provide us with your analysis supporting the release of your Italian valuation allowance including the positive and negative evidence considered and how you weighted such evidence. Refer to ASC 740-10-30-17 through 30-25. We note from disclosure in the Form 6-K furnished on November 12, 2019 that the planned spin-off of your On-Highway operation was considered as part of your analysis. As the spin-off is subject to shareholder approval, please tell us how you considered management's ability to control the planned transaction in your analysis. Refer to ASC 740-10-30-19. Further, in future filings, please revise your Operating and Financial Review Prospects disclosure to discuss the specific circumstances that led to the release and the circumstances that could reasonably cause you to adjust your valuation allowance in the future. Refer to Section III.B.3 of SEC Release No. 33-8350.

Note 20: Segment Reporting, page F-60

2.   We note your reconciliation from Net income to Adjusted EBITDA does not comply with ASC 280-10-50-30. Please reconcile the total of the reportable segments' measures of profit or loss to consolidated income before income taxes.

3.   Your disclosures indicate that the chief operating decision maker (CODM) uses EBIT and EBITDA to assess segment performance and make decisions about resource allocation. If the CODM uses more than one measure of a segment's profit or loss, the reported (single) measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Refer to ASC 280-10-50-28. Please tell us your consideration of disclosing only one measure of segment profit or loss.

4.   We also note your disclosure that the CODM assesses the performance of the Financial Services segment using net income. However, we note that you do not disclose Financial Services net income in your segment footnote but instead disclose EBIT and EBITDA. Please tell us which measure is the segment measure of performance for the Financial Services segment and how your disclosures comply with ASC 280-10-50-22 and -28. If net income is the segment measure of performance, EBIT and EBITDA for the Financial Services segment would be considered non-GAAP measures and should be removed from the footnotes. See Item 10(e)(1)(ii) of Regulation S-K. Also, refer to Section 104 of the Non-GAAP Compliance and Disclosure Interpretations.

5.   Considering the nature of the Financial Services segment, please disclose interest income and interest expense separately for this segment. Refer to ASC 280-10-50-22.

6.   We note the presentations here are the same as those on page 36. Notwithstanding the comments noted above, any additional segment profit or loss measures that are presented outside of the financial statements and footnotes are non-GAAP measures and the disclosures should comply with Item 10(e) of Regulation S-K.

Note 22. Supplemental Information, page F-65

7.   Please tell us why you include the supplemental schedules in the footnotes to the financial statements. As part of your response, explain your basis for including the Financial Services segment using the equity method of accounting in your presentation of Industrial Services. Please tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Oddone Incisa
CNH Industrial N.V.
July 29, 2020
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology